UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 19 December 2025, London UK

GSK enters agreement with U.S. government to lower drug prices and expand access to respiratory medicines for millions of Americans

●     Voluntary agreement delivers on all four of President Trump's requests and reduces the cost of medicines for Americans
●     Includes products used to treat the more than 40 million patients in the U.S. who suffer from respiratory conditions such as asthma and COPD
●     Builds on GSK's decades-long commitment to make products accessible worldwide to those who need them

GSK plc (LSE/NYSE: GSK) announced that it has entered into an agreement with the U.S. Administration to lower the cost of prescription medicines for American patients, including GSK's broad respiratory portfolio which is used to treat the more than 40 million Americans who suffer from respiratory conditions such as asthma and COPD.

The agreement delivers on all four actions requested by President Trump in his July 31st letter. As part of the agreement, GSK will lower the price of certain medicines in Medicaid and will launch new products with a more balanced pricing approach which recognises the value of innovation across developed nations.

Building on GSK's ongoing global commitment to responsible pricing, the Company will also make most of its inhaled respiratory portfolio and other products available to patients on a direct purchasing platform that will offer savings of up to 66%.

As part of the President's Strategic Active Pharmaceutical Ingredients Reserve (SAPIR), GSK will further support the resilience of the U.S. supply chain for critical medicines by securing for the U.S. a reserve of albuterol (also known as salbutamol), the active ingredient used in many inhalers to relieve the symptoms of asthma and COPD.

The agreements entered into cover both GSK and ViiV Healthcare. The agreements provide clarity to both companies on the future US pricing framework, and exclude GSK and ViiV from s232 tariffs for 3 years. The detailed terms of the agreements remain confidential.

GSK CEO Emma Walmsley said: "Today's announcement builds on GSK's strong track record of increasing access and improving the affordability of its medicines worldwide, including an ongoing commitment to responsible pricing. GSK has been at the forefront of respiratory innovation for decades - helping millions of Americans prevent and treat chronic respiratory diseases such as asthma and COPD. Through this agreement, GSK will ensure patients have access to the current portfolio of respiratory medicines while bringing the next wave of innovation to American patients."

In September 2025, GSK announced plans to invest more than $30bn in R&D and manufacturing in the

U.S. over the next 5 years. This includes $2bn of new investment commitments in manufacturing facilities, AI and advanced digital technologies announced in the past 12 months, creating hundreds of highly skilled

U.S. jobs.

These investments build on GSK's strong innovation and manufacturing footprint, capabilities and approximately 15,000 strong U.S. workforce today, developing and making products in the United States for the United States.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q3 Results for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: December 23, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc